                         Independent Auditors' Consent


The Board of Directors
Roper Industries, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-71094) on Form S-8 of the Roper Industries, Inc. Employees' Retirement Savings 003 Plan of our report dated April 10, 1998 relating to the statements of net assets available for benefits of the Roper Industries, Inc. Employees' Retirement Savings 003 Plan as of October 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended October 31, 1997 and all related supplemental schedules, which report appears in the October 31, 1997 annual report on Form 11-K of Roper Industries, Inc.


                                               KPMG Peat Marwick LLP

Atlanta, Georgia
April 28, 1998